RALLY

Bill of Sale

As of March 12, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and probstein123 (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#93JETER
Description:	1993 SP Foil #279 Derek Jeter Rookie Card graded BGS 9.5
Total Acquisition Cost:	$ 31,100.00
Consideration: Cash (%) Equity (%) Total	$ 31,100.00 (100%) $ 0 (0%) $ 31,100.00 (100%)